UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)
33 Broadwick Street
London W1F 0DQ
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Appointment of Chief Financial Officer
On December 3, 2021, COMPASS Pathways plc (the “Company”) announced the appointment of Michael Falvey, age 62, as the Company’s Chief Financial Officer, effective December 31, 2021. Most recently, Mr. Falvey served as Chief Financial Officer at Karyopharm Therapeutics from September 2017 to January 2019. Prior to Karyopharm Therapeutics, Mr. Falvey served as Chief Financial Officer at several other high-growth companies including Seven Bridges Genomics from August 2016 to June 2017 and Analysis Group from July 2010 to April 2016. Prior to joining Analysis Group, Mr. Falvey served as Chief Financial Officer of Ahura Scientific and Aspect Medical Systems, and as Vice-President, Finance, at Millennium Pharmaceuticals Inc. In addition to his healthcare experience, Mr. Falvey has held financial positions at Fidelity Investments, Digital Equipment Corporation and General Electric. Mr. Falvey has a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology and a Bachelor of Science from Georgetown University’s School of Foreign Service. Mr. Falvey will replace our current Chief Financial Officer, Piers Morgan, when he leaves the Company, as previously announced, at the end of the year.
Pursuant to the terms of his employment agreement, Mr. Falvey is entitled to an annual base salary of $430,000 and is also eligible for an annual discretionary bonus targeted at 45% of his annualized base salary, based on such targets as the Company may fix from time to time (the “Annual Bonus”). In connection with his appointment, and pursuant to the Company’s 2020 Share Option and Incentive Plan (the “Plan”), Mr. Falvey will also be grated 150,000 options (as such term is defined in the Plan) (the “Options”). The Options will vest over a four year period, with 25% vesting on the first anniversary of the vesting start date, and the remaining 75% vesting in 36 equal monthly installments thereafter, subject to Mr. Falvey’s continued employment with the Company. The Company may terminate Mr. Falvey’s employment at any time in its sole discretion, with three months prior notice or payment of his salary for the notice period.
If Mr. Falvey is terminated without Cause (as defined in the employment agreement and excluding Mr. Falvey’s death or disability) or if Mr. Falvey’s employment is terminated by him with Good Reason (as defined in the employment agreement), Mr. Falvey is entitled to receive any unpaid salary and reimbursable expenses, a pro rata portion of his annual bonus (if the Company in its discretion has awarded him a bonus) and, subject to certain conditions including signing a release of claims, twelve months of his then-current salary on a monthly basis and the acceleration of any unvested options outstanding as of the termination date which were otherwise scheduled to vest over the following twelve month period. If terminated by the Company for Cause (as defined in the employment agreement) or by Mr. Falvey without Good Reason or due to his death or disability, Mr. Falvey is entitled to receive any unpaid salary and reimbursable expenses. In addition, Mr. Falvey has agreed to certain confidentiality and restrictive covenants related to the Company.
In connection with Mr. Falvey’s appointment as the Company’s Chief Financial Officer, Mr. Falvey will also enter into the Company’s standard form of deed of indemnity, a copy of which was filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A (File No. 333-248484) filed with the Securities and Exchange Commission on September 14, 2020.
Mr. Falvey has no family relationship with any of the executive officers or directors of the Company. There are no arrangements or understandings between Mr. Falvey and any other person pursuant to which he was appointed as an officer of the Company and there are no related party transactions involving Mr. Falvey.
The foregoing description of the employment agreement with Mr. Falvey is qualified in its entirety by reference to the complete text of such agreement, which is attached hereto as Exhibit 10.1. The Company has issued a press release in connection with the appointment of Mr. Falvey as Chief Financial Officer, which is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
10.1	Employment Agreement by and between COMPASS Pathways plc and Michael F. Falvey, dated November 15, 2021
99.1	Press release issued by COMPASS Pathways plc on December 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS, PLC

Date: December 7, 2021	By:	/s/ Piers Morgan
	Name: Title:	Piers Morgan Chief Financial Officer